Exhibit 14.1

Speed Group Holdings Limited

Code of Ethics and Business Conduct

1. Introduction.

1.1  The board of directors (“Board”) of Speed Group Holdings Limited (together with its subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct (the “Code”) in order to:

(a) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

(b) promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

(c) promote compliance with applicable governmental laws, rules and regulations; and

(d) promote the protection of Company assets, including corporate opportunities and confidential information;

(e) promote fair dealing practices;

(f) deter wrongdoing; and

(g) ensure accountability for adherence to the Code.

1.2 All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section 10, Reporting and Enforcement.

2. Honest and Ethical Conduct.

2.1 The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

2.2 Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

3. Conflicts of Interest.

3.1 A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

3.2 Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director are expressly prohibited.

3.3 Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Section 3.4.

3.4 Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the chief financial officer of the Company (the “CFO”). A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the CFO with a written description of the activity and seeking the CFO ’s written approval. If the supervisor is themself involved in the potential or actual conflict, the matter should instead be discussed directly with the CFO.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

4. Compliance.

4.1 Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

4.2 Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the legal department or general counsel of the Company (“General Counsel”).

4.3 No director, officer or employee may purchase or sell any Company securities while in possession of material non-public information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material non-public information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material non-public information regarding the Company or any other company to:

(a) obtain profit for himself or herself; or

(b) directly or indirectly “tip” others who might make an investment decision on the basis of that information.

5. Disclosure.

5.1 The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

5.2 Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

5.3 Each director, officer and employee who is involved in the Company’s disclosure process must:

(a) be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b) take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

6. Protection and Proper Use of Company Assets.

6.1 All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited.

6.2 All Company assets should be used only for legitimate business purposes, though incidental personal use may be permitted. Any suspected incident of fraud or theft should be reported for investigation immediately.

6.3 The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

7. Corporate Opportunities. All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

8. Confidentiality. Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes all non-public information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed.

9. Fair Dealing. Each director, officer and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other unfair dealing practice.

10. Anti-Money Laundering Policies. Each director, officer and employee shall follow the below policies and procedures which are put in place to discourage and identify any money laundering and terrorist financing activities.

10.1 Customer Due Diligence. Customer due diligence (“CDD”) shall be performed on every prospective customer account by examining factors such as:

(a) verify the customer’s identity using reliable source documents, data or information (such as business registration certificate, certificate of incorporation etc.);

(b) verify the customer’s source of funds and financial situation using reliable source documents, data or information (such as bank statements)

(c) identify and verify beneficial ownership and control, i.e. determine which individual(s) ultimately own(s) or control(s) the customer; and/or the person on whose behalf a transaction is being conducted; and

(d) conduct ongoing due diligence and scrutiny, i.e. perform ongoing monitoring of the account’s transactions, expected volume and nature of account activities

10.2 Enhanced Customer Due Diligence. Enhanced customer due diligence has to be performed to identify mitigating factors for justifying higher risk exposure. Such enhanced CDD may entail the following measures:

(a) Requesting additional information about beneficial ownership;

(b) Asking for additional information about source of funds;

(c) Increased level of ongoing account monitoring; and

(d) Demanding higher level of approval (i.e. escalation to senior management or a designated compliance officer for review and approval before proceeding)

The followings would be classified as high-risk customers:

(a)	complex legal arrangements such as unregistered investment vehicles;

(b)	companies that have nominee shareholders or a significant portion of capital in the form of bearer shares;

(c)	persons (including corporations and other financial institutions) from or in countries which do not or insufficiently apply the FATF’s Recommendations (e.g. those known to the Company to lack proper standards in the prevention of money laundering and terrorist financing);

(d)	Politically Exposed Persons (“PEPs”) as well as persons or companies clearly related to PEPs; and

(e)	customers who generate unusual large transactions and all unusual patterns of transactions which have no apparent economic or visible lawful purpose, in particular with customers from countries which do not or insufficiently apply the FATF’s Recommendations.

It is important for the staff to identify and verify the true and full identity of each customer and the beneficial owner by using reliable and independent sources of information e.g. ID card copy, address proof. Particular care should be taken when performing CDD or enhanced CDD for nominee account, omnibus account, unincorporated business, trust, bearer share company and account of politically exposed person (individuals who are or have been entrusted with prominent public functions, for example heads of state or of government, senior politicians, senior government, judicial or military officials, senior executives of government owned corporations or important political party officials).

10.3 Enforcement. The audit committee of the Board (the “Audit Committee”) shall be responsible for overseeing the company’s adherence to AML regulations and internal policies, including conducting regular audits and assessments. The Audit Committee shall be the primary point of contact for reporting suspicious transactions to the relevant authorities and ensuring timely and accurate submissions. The Audit Committee shall also regularly reviewing and updating the company’s AML policies and procedures to adapt to changes in regulations or business operations.

10.4 Reporting Suspicious Transactions. Each employee must report any suspicious transaction identified to the directors of the company overseeing the transaction in strict confidence. If found justified, the incident should be referred to the Audit Committee. If the Audit Committee considers it necessary to report the suspicious transaction to the relevant local authorities, it will consult the management for decision making. Where it was decided to report the case to the relevant local authorities, the CFO will help submit the report. Where a decision is taken not to report, the factors being considered have to be fully documented. All reports, whether made to the relevant local authorities or not, have to be kept in file for records. In all circumstances, no tipping off about the reporting of a suspicious transaction to the regulatory body should be made to the customer as such a disclosure constitutes a criminal offence.

10.5 Record Keeping and Retention. Each director, officer and employee must maintain such records which are sufficient to permit reconstruction of individual transactions so as to provide, if necessary, evidence for prosecution of criminal behavior. The records must cover all questionable or suspicious transactions identified no matter whether those transactions have been reported to the relevant local authorities or other regulatory bodies. In particular, The following retention requirements should be observed: -

(a) All necessary records on transactions should be maintained for at least seven years;

(b) Records on customer identification (e.g. copies or records of official identification documents like identity cards, passports, driving licenses or similar documents), account file and business correspondence should be kept, wherever practicable, for at least 7 years after the account is closed; and

(c) In situations where the records relate to on-going investigations or transactions which have been the subject of a suspicious transaction reporting, they should be retained until it is confirmed that the case has been closed.

11. Anti-Corruption and Whistleblowing.

11.1 Anti-Corruption Policy. All Company personnel are to conduct company business in a legal and good ethical manner. All Company personnel must not use illegal payments, bribes, kick-backs or other questionable inducements to influence any business transaction. In addition, all Company personnel must not directly or indirectly request, agree to receive or accept money or anything else of value, from any person or entity where it is designed to influence an action or to obtain an improper advantage. The Company has a policy of zero tolerance of corruption. It is the responsibility of all Company personnel to at all times abide by all laws, regulations and international conventions applicable in the countries in which the Company operates. Lack of knowledge about applicable rules and regulations is never an excuse. It is never in the interest of the Company to violate this policy. Compliance with this policy is mandatory and failure to comply will be a disciplinary offence.

11.2 Enforcement. The Audit Committee is responsible for the maintenance and implementation of the Company’s anti-corruption policy and related governing documents. Feedback on the Company’s anti-corruption policy can be discussed with the Audit Committee.

11.3 Whistleblower Policy. Any Company personnel who are asked to provide or is offered anything of value in a manner that is prohibited by the Company’s anti-corruption policy or suspects that any other Company personnel is engaging in conduct which the Company’s anti-corruption policy prohibits, including any actual or suspected impropriety, must report such conduct without delay to the Audit Committee. Any report of actual or suspicious conduct will be treated as confidential. No Company personnel acting in good faith will suffer any adverse consequences for reporting or refusing to engage in prohibited conduct (even if such a refusal results in a loss of business to the Company). The Company will not tolerate any retribution or retaliation against anyone who in good faith reports a concern or cooperates with any investigation, even when allegations are found to be unsubstantiated.

12. Reporting and Enforcement.

12.1 Reporting and Investigation of Violations.

(a) Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

(b) Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or the Chief Financial Officer.

(c) After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisor or Chief Financial Officer must promptly take all appropriate actions necessary to investigate.

(d) All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

12.2 Enforcement.

(a) The Company must ensure prompt and consistent action against violations of this Code.

(b) If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board of Directors.

(c) If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor or the Chief Financial Officer determines that a violation of this Code has occurred, the supervisor or the Chief Financial Officer will report such determination to the General Counsel.

(d) Upon receipt of a determination that there has been a violation of this Code, the Board of Directors or the General Counsel will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

12.3 Waivers.

(a) Each of the Board of Directors (in the case of a violation by a director or executive officer) and the General Counsel (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

(b) Any waiver for a director or an executive officer shall be disclosed as required by SEC and Nasdaq rules.

12.4 Prohibition on Retaliation.

The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.